March 4, 2025

Marilu Brassington
Chief Financial Officer
Ridepair Inc.
2617 Ocean Park Blvd, Suite 1011
Santa Monica, CA 90405

       Re: Ridepair Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed February 18, 2025
           File No. 024-12555
Dear Marilu Brassington:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 10, 2025 letter.

Amendment No. 1 to Offering Statement on Form 1-A
Cover Page

1. We note your response to prior comment 3. Please revise your cover page to specify the class of convertible securities of which the common shares are being qualified. For example, if the shares of common stock being qualified are underlying the Series B
       10% Convertible Preferred Stock, please state so clearly. Please also revise your legality opinion accordingly, and ensure that it is consistent with the disclosure in your offering circular. In this respect, we note that the legality opinion references a
       "total of 8,8000,000 [sic] shares of the Company's Common Stock will be issued."
2. You state in your response to prior comment 5 that "the Company will only accept cash as consideration." However, the revised cover page disclosure states that "The
 March 4, 2025
Page 2

       Company, by determination of the Board of Directors, in its sole discretion, may issue the Securities under this Offering for cash." Please revise or advise. Company information, page 2

3. We note that you received final approval for a SEP Grant in the amount of $2,566,211
       with the California Air Resources Board (   CARB   ). Please describe
the material
       terms of the grant and file any agreements related to the grant as exhibits. Refer to
       Item 17(6)(a) of Form 1-A.
4. Provide updated information regarding the status of the beta testing and the expected
       "live" date for the RidePair app. Also provide additional information regarding how the app works, including how it verifies the number of riders / commuters in a vehicle. If the SEP Grant provides for payment only when all the riders are headed to an approved work location at a specified time of day, please disclose the particulars and explain how the app is able to verify compliance.
Summary, page 2

5. You disclose that you recently received final approval for a SEP Grant in the amount
       of $2,566,211 with the California Air Resources Board (   CARB   ),
whereby CARB
       will pay Ride Pair $2 per mile (half is retained by RidePair and the other half is paid to the commuters) for every multiple person vehicle using the RidePair app. In other disclosures throughout your filing, you state the amount whereby CARB will pay
       Ride Pair is $1 per mile. Please update this disclosure for consistency. Dividends, page 3

6. We note your response to prior comment 7. Please revise to clarify how you plan to inform investors whether any distribution they receive constitutes a dividend payment or a return of capital.
Use of Proceeds, page 17

7. If you already have determined to allocate the working capital and deferred compensation as indicated in the new footnotes, please include separate tabular entries with the corresponding breakdown for each item. You may retain footnotes to clarify the allocation, as appropriate. See Item 6 of Part II of Form 1-A. Dilution, page 18

8. We note your response to comment 14. You disclose historical net tangible book value per share equals the amount of your total tangible assets less total liabilities, divided by the total number of shares of your Common Stock outstanding. You also disclose the net tangible book value as of September 30, 2024 was ($2,223,747) which appears to include your software development intangible asset. Please revise your disclosure to exclude the intangible asset balance from your historical net tangible book value and revise all related disclosures including those on pages 19 and 20.
9. We note your response to comment 15, and we reissue the comment. Please explain how you determined the increase in net tangible book value per share attributable to new investors in this Offering for each scenario presented. This amount should reflect
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Page 3

       the difference between the net tangible book value per share after this offering and the historical net tangible book value per share as of September 30, 2024. In addition to our prior comment, please also explain how you determined the dilution per share to new investors. This amount should reflect the difference between the price to the public charged for each share in this offering and the net tangible book value per share after this offering. Please review and revise your disclosures on page 19 and 20.
Subscription Procedures, page 23

10. We note your response to prior comment 16. Please clarify the timeline of the subscription process. Additionally, please ensure that your subscription agreement is consistent with your offering circular. For example, we note that you removed language from your offering circular stating that the Company may reject any subscription agreements. However, your subscription agreement still includes a disclaimer stating that the Company reserves the right in its sole discretion to accept or reject in whole or in part any prospective investment. Please revise or advise.
Business Plan, page 31

11. We note the new and revised disclosure you provided in response to prior comment
       17. You assert that traffic in California is among the worst in the United States but suggest that commuters would be willing (in your example) to make two detours in a typical workday in order to obtain the payments you describe. Disclose whether your example is based on any independent research showing that the typical long-distance commuter would be willing to divert twice daily from the direct route to and from work during a regular workday commute, and also please provide additional support for your assertion that commuters could generate $20 per detour.

       In this regard, we note that the proposed payments for detours relate to your discussions with advertisers. If you have entered into any agreements with advertisers that undertakes paying commuters $20 per detour, please disclose. Also, we note that the figures you provide would yield a total payment of $90, rather than the $100 you show ($66 plus $24), and it is also unclear how two $20 detours per car yields $24 for the riders individually. Please revise or advise.
Management, page 34

12. We note your response to prior comment 19 and that several of your executives have sources of outside employment. As appropriate, please include a risk factor disclosing the nature of any conflicts of interest that exist, or may exist, as a results of your officers' outside business endeavors.
13. It is unclear why you list Ms. Kenney as President and Chairman but describe her as the RidePair CEO. Also, please expand your description of Ms. Kenney's business experience to clarify during her full-time service as RidePair's CEO how many others worked for RidePair on a full or part-time basis prior to the other three listed officers having joined the company, and clarify how they were compensated. We note from disclosure at page 5 and elsewhere that RidePair has not generated any revenues. See the last sentence of Item 10(c) of Part II of Form 1-A. Lastly, please expand the
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Page 4

       descriptions for Messrs. D'Arruda and Ullrich to clarify when each joined RidePair in their current capacities.
14. We note that you deleted the prior text indicating that your CFO serves as Scepter's
       "part-time" CFO. Please clarify why at page 32 you classify your CFO as a "full-time employee" given (1) her continued service as the Chief Financial Officer of Scepter
       Holdings, Inc. and (2) the suggestion that she founded a consulting firm in 2023.
       Clarify whether she continues to work for that firm, disclose its name, and state the number of employees she supervises (or supervised) there.
Principal Stockholders , page 39

15. We note your response to prior comment 20 and re-issue the comment. Please revise your beneficial ownership table to separately disclose the beneficial ownership of the common stock and the Series A preferred stock as well as the total voting power of each holder. In this regard, we note that you have included separate columns for
       "Common Stock" and "Voting Shares." However, your disclosure on page 43 states that holders of common stock shall have one vote per share. Please revise or advise.
Financial Statements, page F-1

16. Please review your financial statements, including the condensed balance sheets, condensed statements of changes in stockholders' deficit and condensed statements of cash flows for all periods presented and revise to ensure all information presented is consistent and the totals all foot appropriately. In addition, please specifically revise the following:

             The individual amounts for your liabilities and equity line items does not equal your total liabilities and equity balance at September 30, 2023. In addition, the total liabilities and equity balance should be the same as the total assets balance.

             Disclosure in the condensed statements of cash flows are not consistent with your other financial statements, for example the change in your operating cash flows for working capital items may need to be revised. In addition, it appears you have not included changes related to the long term business loans, related party payable
           (deferred compensation) and related party loan including accrued interest in the statement of cash flows.
Notes to Condensed Financial Statements
Note 13 - Commitments
Operating Leases, page F-18

17. We note your response to prior comment 11 that you have removed the language on page 30 referring to fashion brands. However, the disclosure on page F-18 still references fashion brands. Please revise or advise.
Exhibit 12.1 Legal Opinion, page 1

18. The opinion states in part "The stock is issued and sold by the Company in the manner contemplated in the Registration Statement and Prospectus, against payment therefor,
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Page 5

      will be validly issued, fully paid, and nonassessable." Please obtain a revised legality opinion that precisely distinguishes among the various securities covered by the offering circular and offers a clear opinion for each.
        Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-
3650 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Timothy Levenberg at 202-551-
3707 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Thomas J. Beener, Esq.